March 7, 2011
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn:	Mr. Kevin L. Vaughn Accounting Branch Chief

Re:	Synovis Life Technologies, Inc. Form 10-K for the year ended October 31, 2010 File No. 0-13907
Dear Mr. Vaughn:
This letter is in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission in its letter, dated February 8, 2011, to Mr. Brett Reynolds, Chief Financial Officer of Synovis Life Technologies, Inc. (“Synovis”, the “Company”, “we”, or “our”), regarding Synovis’ Annual Report on Form 10-K for the fiscal year ended October 31, 2010 (“Form 10-K”). Additionally, we refer to the telephone conversation between Mr. Reynolds and Mr. Eric Atallah, pursuant to which Mr. Reynolds requested and received an extension to submit responses to the Staff’s letter on or before March 8, 2011.
For your convenience, please note that we have repeated the Staff’s comments below, in italicized type, and the numbered item below corresponds to the number of the comment set forth in the Staff’s letter.
Note 5 — Supplemental Net Revenue Information, page 40:
1.	Comment: We note from your disclosures on page 2 that you operate in three segments but based on the similar economic characteristics of those segments you aggregate them into one reportable segment. Please describe to us the nature of each of your operating segments and provide us with details to support your conclusion that you meet the aggregation criteria listed in paragraph 280-10-50-11 of the FASB Accounting Standards Codification.
Response: Synovis is a diversified medical device company which develops, manufactures and markets biological and mechanical products used by several surgical specialties to facilitate the repair and reconstruction of soft tissue damaged or destroyed by disease or injury. As noted in our disclosure on page 2 of our Form 10-K, we operate our business as three segments, and we believe these segments have similar economic characteristics and are similar in the nature of products sold, types of customers, methods used to sell our products and regulatory environment. Accordingly, we believe that we meet the criteria for aggregating our operating segments into a singular reporting segment in accordance with ASC 280-10-50-11. We assess our operating segment and aggregation conclusions at each reporting date. The following provides a summary of the criteria we considered in reaching these conclusions as of October 31, 2010.

     Background on Operating Segments:
Synovis manufactures and markets sophisticated medical devices with specific applications and uses in a variety of complex surgical procedures. Due to the unique attributes of each of our medical products, the complexity of the surgical procedures in which they are used, and the acumen of the surgeons who use our products, our surgeon customers expect that our sales representatives demonstrate that they are experts in the medical markets we serve and the products we sell. In order for the Company to successfully market our products and optimize the probability of sale during each sales call, we are required to extensively train each of our sales representatives on the medical procedures and the specific, competitive attributes of the products they are responsible for. Due to the diversity of the medical markets we serve and the products we manufacture to address the needs in those medical markets, we have determined that the best approach to maximize each of our product’s revenue potentials is to sell our products through one of three sales channels (i.e., Surgical, Microsurgical or Ortho & Wound sales channels). These sales channels essentially define our three operating segments:
Surgical: Our Surgical operating segment provides implantable medical devices for the general surgery, bariatric, reconstructive, vascular, cardiac and thoracic surgical specialties. These products are primarily used in the abdominal and chest areas of the human body.

Microsurgical: Our Microsurgical operating segment provides implantable medical devices for the niche Microsurgery surgical specialty. This surgical specialty focuses on “delicate / minute” surgery (hence the name “Microsurgical”), with our products primarily helping the surgeon reconnect small veins and arteries.

Ortho & Wound: Our Ortho & Wound operating segment, newly acquired in July 2009, provides medical devices for the orthopedic and wound care surgical specialties. These products are used by surgeons who focus on “below the knee” applications.
While our sales channels provide us with three operating segments, material business decisions are made by a corporate executive management team considerate of company-wide resources and our consolidated financial results and condition. Additionally, our sales channels are supported by departmental functions managed at a consolidated corporate level, including research and development, clinical, regulatory, quality, accounting / finance, information technology and human resources.
Basis for Conclusions Reached Regarding Aggregation of Operating Segments:
We believe each of our operating segments exhibit similar economic characteristics to each other. The innate similarities in each of our segments result in fundamental macro-economic drivers having similar impacts to our business. These include the overall strength of the health care industry, the impact of third-party payers to provide reimbursement for medical devices and procedures, and the impact of healthcare reform legislation. Each segment has similar financial metrics which we strive to achieve. We believe our Surgical and Microsurgical segments have similar financial metrics at present. Our Ortho & Wound segment, which was established in July 2009, is expected to achieve financial metrics similar to Surgical and Microsurgical in the next three to five years after start-up investments have driven the revenue growth necessary to achieve and sustain profitability.

We believe each of our operating segments are similar in the five following areas as outlined in paragraph 280-10-50-11 of the FASB Accounting Standards Codification:
•	Nature of products and services: We believe our products are very similar in nature. All of our products are medical devices used in surgical applications for the human body. The vast majority of our products (98% of our fiscal 2010 revenue) are Class II medical devices as classified by FDA regulations.

•	Nature of production processes: Our methods for procuring raw materials, components and manufacturing our products are very similar. The primary source material for more than three-fourths of our products (our biomaterial medical devices of Peri-Strips, Veritas, Tissue-Guard and Ortho & Wound) is bovine or equine pericardium. Our primary manufacturing facility in St. Paul, MN performs the manufacturing for our Surgical and Microsurgical segments. We acquired a second manufacturing facility in Irvine, CA with the acquisition of Ortho & Wound in July 2009. We decided to maintain that facility as a more cost effective means of accelerating the market re-introduction of the Ortho & Wound products, as well as for business risk mitigation. We produce all of our products under the same quality system requirements and uniform ISO quality standards.

•	The type or class of customer: The type or class of customer we sell our products to are similar. The purchasing customers for all of our products are hospitals in the U.S. and third-party distributors internationally. The end-users for all of our products are surgeons and physicians.

•	Method to distribute products or services: Each operating segment has similar structured sales efforts with expertise in the particular surgical procedures they call upon. For the U.S. market, Surgical and Microsurgical rely exclusively on a direct sales force, while Ortho & Wound presently utilizes a hybrid sales model of direct sales representatives and independent distributors. We have established this hybrid sales force given the start up nature of Ortho & Wound, and once revenue is increases to a sufficient level, we would expect to migrate to a fully direct sales force in the U.S. Internationally, all three business segments rely upon third-party distributor networks.

•	Nature of regulatory environment: All of our products are subject to extensive regulation by the FDA in the U.S. and comparable regulatory agencies internationally. We have a single Regulatory department which serves all products and handles all regulatory matters for all of our operating segments.
We focus on the following financial metrics when assessing our consolidated performance, and we believe each of our individual segments currently have or will have similar metrics.
Revenue growth: We are a high-growth medical device company, and strive to achieve between 15% to 25% annual revenue growth. Surgical and Microsurgical revenue growth averaged 16% and 19.5%, respectively, the past two years. For Ortho & Wound, we expect a notably higher revenue growth percentage in the near-term as its customer base expands and investments drive such growth. In three to five years, we expect Ortho & Wound to have similar revenue growth results.

Gross margin: Our consolidated gross margin in fiscal 2010 was 72%. Our Surgical segment gross margin was 76% and our Microsurgical gross margin was 59%. For Surgical, we expect our gross margin to remain relatively constant going forward. For Microsurgical, we expect our gross margin to steadily increase to approximately 70% as a result of product price increases, favorable product mix trends, and market share gains made by our newly introduced higher-margin Flow Coupler product. Our Ortho & Wound segment is expected to achieve gross margins of 70% or higher after inventory acquired in the acquisition (recorded at a higher “stepped-up” basis in accordance with applicable accounting guidance) is sold in this fiscal year and manufacturing volumes of new inventory increase (at a much lower cost) as a result of higher sales levels.

Operating margin: Operating margins represent the primary margin metric we focus on when evaluating our financial results. Our Surgical and Microsurgical operating margins are currently between 20% and 25%. Our Ortho & Wound segment is currently operating at a loss as we invest heavily to drive incremental revenue. Again, we expect Ortho & Wound to have a similar operating margin to Surgical and Microsurgical after a higher base of revenue has been achieved.
Based on the above considerations, we believe our business meets the aggregation criteria established by ASC 280 to report our financial results as a singular reporting segment as of October 31, 2010. Based on our analysis of our fundamental business products, structure and economic characteristics, we believe providing our financial results as a singular reporting segment provides all Synovis stakeholders with the most accurate financial presentation to assess our business performance and financial position.
2.	Comment: We note your disclosure that “the principal executive officer and principal financial officer have concluded that [your] disclosure controls and procedures are effective...to ensure that information required to be disclosed by [you] in reports [you] files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.” The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).
Response: Synovis acknowledges the Staff’s comment and will revise the disclosure in future filings accordingly.
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In connection with this response, Synovis acknowledges that:
1.	Synovis is responsible for the adequacy and accuracy of the disclosure in the Filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.	Synovis may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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After you have had an opportunity to review the above response to the Staff’s comments, please call me at (651) 796-7331 to discuss any further questions or comments you might have concerning Synovis’ response.
Very truly yours,

SYNOVIS LIFE TECHNOLOGIES, INC.
By:	/s/ Brett Reynolds
Brett Reynolds
Vice President of Finance, Chief Financial Officer and Corporate Secretary